[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 24, 2017

Jacob Sandoval

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	BlackRock Capital Investment Corporation

Dear Mr. Sandoval:

On March 24, 2017, BlackRock Capital Investment Corporation (the “Company”) filed a Registration Statement on Form N-2 (File No. 333-216928) (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 415(a)(6) of the Securities Act, the Registration Statement, upon effectiveness, is intended to replace the Company’s current shelf registration statement (File No. 333-203068) (the “Current Shelf”).

On behalf of the Company, for ease of reference, we submit a portable document format marked version of the Registration Statement, which indicates all changes from the Company’s Post-Effective Amendment No. 2, filed June 7, 2016 and declared effective June 10, 2016, to the Registration Statement.

The Company represents that the Registration Statement is substantially similar to the Amendment and that the only substantive changes made to the disclosure contained in the Amendment are as follows:

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Financial statements and the notes thereto, the MD&A, dividends declared by the Company, selected financial data, price range of common stock and other related updates were included in the base prospectus (as of the Company’s fiscal year end December 31, 2016).

¡	The Risks section was updated to reflect certain factual updates related to the Company, current regulatory conditions and current market conditions.

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The Sales of Common Stock Below Net Asset Value section was revised to show the current ability of the Company, as approved by its shareholders, to issue shares below net asset value. The section is substantively similar to the corresponding section in the Amendment.

¡	The Price Range of Common Stock section was revised to show information as of March 22, 2017.

¡	The Ratio of Earnings to Fixed Charges section was revised to show information as of December 31, 2016.

¡	The Company section was revised to show current information about the Company’s investments.

¡	The Management of the Company section was revised to show current information about the Company’s Directors, Officers and Portfolio Manager.

¡	Compensation paid to Directors and Officers was updated.

¡	Fees paid to the Company’s investment adviser and its administrator were updated, including the new advisory fees in place as of March 7, 2017.

¡	The Portfolio Companies chart was revised to show information as of December 31, 2016.

¡	Other minor factual updates.

As such, the Company hereby requests expedited review of the Registration Statement. If you have any questions, please contact me at (416) 777-4727 or Michael Hoffman at (212) 735-3406.

Sincerely,

/s/ Steven Grigoriou
Steven Grigoriou

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